Exhibit 99.1

OPC Energy Ltd., a Subsidiary of Kenon Holdings Ltd., Announces Agreement with Veridis Power
Plants Ltd. to Reorganize the Holdings of its Operations in Israel

Singapore, May 9, 2022. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced today that OPC and its newly established subsidiary, OPC Holdings Israel Ltd. (“OPC Holdings Israel”), have entered into an agreement with Veridis Power Plants Ltd. (“Veridis”), which currently holds the remaining 20% interests in OPC’s 80%-owned subsidiaries, OPC Rotem Ltd. (“Rotem”) and AGS Rotem Ltd. (“Rotem 2”).

In connection with the agreement, OPC established OPC Holdings Israel, which will hold and operate all of OPC’s business activities in the energy and electricity generation and supply sectors in Israel.

Pursuant to the agreement, (i) OPC will transfer to OPC Holdings Israel, among other things, OPC’s 80% interest in Rotem, its interest in Gnrgy Ltd., as well other operations in Israel including OPC-Hadera, Tzomet, Sorek, energy generation facilities on consumer’s premises and virtual electricity supply activities, (ii) Veridis will transfer its 20% interests in Rotem and Rotem 2 to OPC Holdings Israel (directly or indirectly); (iii) Veridis will invest NIS 425 million (approximately $125 million) in cash in OPC Holdings Israel. A total of NIS 400 million (approximately $118 million), out of such NIS 425 million (approximately $125 million), will be used by Rotem to repay a portion of the shareholders’ loan provided to Rotem in 2021 by OPC and Veridis in connection with the early repayment of Rotem’s project financing. Completion of the transactions is subject to certain conditions and approvals.

Following completion of these transactions, OPC will hold 80% and Veridis would hold the remaining 20% of OPC Holdings Israel, which will hold 100% of Rotem and the other business activities in the energy and electricity generation and supply sectors in Israel transferred by OPC.

Pursuant to the agreement, OPC and Veridis will enter into a shareholders’ agreement to regulate the relationship between OPC and Veridis in OPC Holdings Israel. The agreement includes restrictions on the transfer of OPC Holdings Israel shares including a right of first refusal by OPC in connection with a transfer of Veridis’ holdings in OPC Holdings Israel, Veridis’ right to tag along and drag along in the event of certain sales by OPC of its holdings in OPC Holdings Israel and director appointment rights at OPC Holdings Israel, which shall have up to 7 directors, up to 5 of whom will be appointed by OPC and up to 2 will be appointed by Veridis. The shareholders’ agreement will also provide that certain actions will require a special majority (of 87.5% in a shareholders meeting, and the consent of at least one director representing Veridis in the Board of Directors), so long as Veridis’ stake does not fall below a threshold set in the shareholders' agreement.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about transactions contemplated under the agreement, including transfer by OPC to OPC Holdings Israel of OPC’s operations in Israel, the transfer by Veridis to OPC Holdings Israel of its shares in Rotem, and about the investment by Veridis in OPC Holdings Israel, repayment of Rotem’s shareholder’s loan, the share ownership percentages described above, the shareholders agreement and other statements about the transactions contemplated by the agreement. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risk that the transactions contemplated by the agreement described above are not consummated on the terms described herein and under the agreement or at all, that the conditions to closing are not fulfilled including lack of required consents and the risk that the agreement does not result in a completed transaction and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.